Exhibit 1
                                                                       ---------
For Immediate Release                                            19 October 2006


                     WPP announces four acquisitions in Asia

        Two in the BRIC* markets of India and China and two in South Korea

WPP today announces four acquisitions in Asia - two in the strategic BRIC markets of India and China and two in South Korea - in a move which underlines the Group's long-standing commitment to the dynamic Asian region.

In India, WPP has taken a majority stake in Bangalore-based Ray + Keshavan Design Associates Private Limited, a leading Indian brand identity and design agency. Founded in 1989, the agency, which employs 33 people, has developed a blue-chip client portfolio that includes Airtel, Hindustan Lever, Infosys, Kotak Mahindra Bank and Wipro. Revenues for the year ended 31 March 2006 were Rs 58.2 million with gross assets of Rs 40.2 million at the same date.

In China, WPP's wholly-owned operating company, Ogilvy & Mather Worldwide, the global advertising and marketing communications network, has acquired, subject to regulatory approval, 70% of the share capital of Beijing Century Harmony Advertising Co. Limited, a leading internet advertising agency in the People's Republic of China. Based in Beijing with a branch in Shanghai, the five year old company employs 93 people. It had unaudited revenues of CNY 13.6 million for the year ended 31 December 2005 with gross assets of CNY 25.9 million at the same date. Clients include ICBC, Li Ning and Yahoo China.

In South Korea, WPP's wholly-owned operating company Wunderman, the global customer-focused marketing communications network, has agreed to acquire the businesses of SRP Corporation Limited and ComHaus Korea Limited, both marketing services companies. Seoul-based SRP, founded in 2002, employs 12 people. Revenues for the year ended 31 December 2005 were US $0.5 million with gross assets of US $0.4 million at the date of acquisition. Clients include Microsoft, Adobe, EMC Computer Systems, CISCO and Seoul Metropolitan Government. ComHaus, also based in Seoul, was founded in 2000 and employs 10 people. Revenues for the year ended 31 December 2005 were US $0.7 million with gross assets of US $0.4 million at the date of acquisition. Clients include Microsoft and Softbank.

These acquisitions continue WPP's strategy of developing its networks in fast growing markets and sectors. In the case of Century Harmony, this move continues the Group's regional strategy in mainland China. Greater China is one of the fastest-growing markets for WPP, providing the company with the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 7,000 professionals in Greater China, has a strong relationship position in the region - as it does in Asia overall - across all advertising and marketing disciplines.

[*The  BRIC  markets - Brazil,  Russia,  India  and China - were  identified  by
Goldman Sachs in its Global Economics Paper No.99, 2003, as key drivers of economic growth in coming years.]


Contact:
Feona McEwan, WPP (London)                              +44 (0)20 7408 2204
www.wpp.com